UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

CONCREIT SERIES LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware (State or other jurisdiction of incorporation or organization)	92-2238123 (I.R.S. Employer Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 350-7570 (Issuer’s telephone number, including area code)

Concreit Series 7260 Scotlyn Way White House TN membership interest, Concreit Series 7280 Scotlyn Way White House TN membership interest, and Concreit Series 9380 SW 20th Street Oklahoma City OK membership interest

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve risks and uncertainties. Investors should not place undue reliance on these statements, as actual results may differ materially from those expressed or implied. Forward-looking statements are typically identified by words such as “anticipated,” “projected,” “forecasted,” “estimated,” “prospective,” “believes,” “expects,” “plans,” “intends,” “should,” “can,” “could,” “might,” “potential,” “continue,” “may,” and “will.”

These statements speak only as of the date of this Offering Circular. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Overview of Financial Condition

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

Concreit will begin offering units for investment in a specific series upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. Concreit intends to offer the membership interests described herein on a continuous and ongoing basis. Further, the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.

The Series Being Offered

This Semiannual Report only includes reporting on the financial condition and results of operations as of June 30, 2025 for the Series listed below.

Series Property Address	Series Property Name
7260 Scotlyn Way White House TN	The Belfort
7280 Scotlyn Way White House TN	The Scotlyn
9308 S.W. 20th Street Oklahoma City, OK	The Monarch

Operational Highlights

The following highlights present key components of our results of operations for the periods January 1, 2025 through June 30, 2025, and January 1, 2024 through December 31, 2024. As most of the Series properties commenced operations in 2025, the corresponding balances for 2024 are presented as zero.

Revenues:

Revenues are generated at the Series level, earning income through monthly rental payments. The following table summarizes the rental income for the periods January 1, 2025 through June 30, 2025, and January 1, 2024 through December 31, 2024.

Series	Rental Income
	06/30/2025	12/31/2024
The Belfort	$14,850	$30,304
The Scotlyn	13,475	—
The Monarch	690	—
	$29,015	$30,304

Operating Expenses

A Series shall pay its own general administrative and operating expenses in accordance with the Allocation Policy. It shall reimburse the Manager for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Series. If operating expenses exceed the Series Property’s revenue and reserves, the Manager may either cover the expenses without reimbursement, loan the amount to the Series with interest, or issue additional Membership Interests to cover the shortfall.

The following table summarizes the operating expenses for the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024.

Series	Operating Expenses
	06/30/2025	12/31/2024
The Belfort	$11,853	$31,467
The Scotlyn	3,377	—
The Monarch	5,860	—
	$21,090	$31,467

Liquidity and Capital Resources

The liquidity of our Series is primarily dependent on the proceeds generated from Series Offerings, which are allocated according to a specific priority of payment. The initial allocation is designated for Property Acquisition Costs, ensuring that the actual expenses incurred in purchasing the Series Property are settled with the seller.

Following this, proceeds are used to cover Offering Expenses, which encompass a range of costs, including legal, accounting, banking, underwriting, filing, and compliance expenses associated with the Series Offering. The Manager assumes responsibility for these offering expenses upfront and is subsequently reimbursed from the proceeds of the offering, ensuring that the Series maintains adequate liquidity to manage these initial costs.

Finally, proceeds will be allocated to Acquisition Expenses, which include all fees and costs related to the evaluation, investigation, and acquisition of the Series Property. Each Series is accountable for its acquisition expenses, which will also be paid from the offering proceeds.

Overall, our approach to managing liquidity ensures that each Series is adequately funded to cover essential costs associated with property acquisition and management. This structured allocation of proceeds facilitates effective capital resource management and supports the ongoing operational viability of the Series.

Cash & Cash equivalent Balances

Cash is maintained at the Series level. The table below provides a summary of cash and restricted cash by Series as of June 30, 2025 and December 31, 2024.

Series	Cash & Cash equivalent
	06/30/2025	12/31/2024
The Belfort	21,043	29,173
The Scotlyn	6,101	—
The Monarch	—	—
	$27,144	$29,173

Plan of Operations

Our objective is to hold each Series property for a period of five to seven years and operate it as a rental unit. During this period, we intend to distribute any surplus cash, referred to as Free Cash Flow, to the holders of the Series property interests. The decision to sell or retain a property after this period will be made with careful consideration of factors such as economic conditions, property value trends, and existing lease agreements. Depending on these factors, the Manager may elect to sell a property prior to the five-year mark or retain it for longer than seven years

Our Policies for Tenant Selection

The Manager intends to seek out tenants who are financially responsible and capable of paying rent. The Manager shall conduct due diligence on prospective tenant applicants by (a) verifying income, (b) running credit checks, (c) performing criminal background checks, and/or (d) requesting references from previous landlords. While the Manager does not have specific standards for these items, the Manager will use such screening methods to determine whether a potential lessee is financially responsible.

Trend Information

Our operational performance in 2025 is influenced by various factors, including financial market conditions and the broader economic and political environment in the United States. Uncertainties related to global and domestic economic developments—such as political developments, regulatory changes, interest rate fluctuations, and credit spreads—may affect the value of our Series properties, our ability to acquire and manage single-family rentals, and the success of both current and future offerings.

In addition to these macroeconomic influences, we anticipate the following trends may affect our future performance:

●	Political and Regulatory Developments: Policies and priorities of the new presidential administration may influence economic conditions, tax policies, housing regulations, and financial markets, which could impact our operations, investment strategies, and the performance of our Series properties.

●	Interest Rate Environment: Recent adjustments to interest rates by the Federal Reserve may affect investor demand for our offerings. While lower rates could stimulate interest, alternative investment opportunities may remain attractive, potentially affecting our competitive positioning.

●	Rising Home Prices: Continued increases in home prices in Washington and across the U.S. may create challenges in sourcing properties and meeting investor demand. This trend may result in increased competition for desirable assets and higher acquisition costs.

●	Rental Market Dynamics: The ongoing prevalence of remote work is expected to drive increased rental demand in our target markets. As more individuals seek flexible living arrangements, properties that accommodate home office spaces and offer desirable amenities are likely to experience stronger demand

●	Federal Tax Reforms: The “One Big Beautiful Bill” (OBBBA) enacted in 2025 includes provisions that may influence investor behavior. Notably, the bill increases the State and Local Tax (SALT) deduction cap to $40,000 through tax-year 2029, which may benefit high-income investors in high-tax states. Additionally, the mortgage interest deduction limit has been made permanent, and private mortgage insurance (PMI) will be treated as deductible mortgage interest beginning in 2026. These changes could affect investor preferences and capital flows into real estate investments.

●	State-Level Housing Reforms: Various states have implemented housing-related reforms that may impact the rental market:

●	California: Significant reforms to the California Environmental Quality Act (CEQA) have been enacted, granting exemptions for urban infill housing projects under 20 acres. These changes aim to expedite housing development in high-demand areas.

●	Maryland: Beginning October 1, 2025, Maryland requires all condominium and homeowners associations to conduct reserve studies and develop funding plans. This mandate may affect the financial planning and operations of properties within these associations.

●	New York: Legislation has been passed restricting institutional investors from purchasing single- and two-family residences. These restrictions include a 90-day waiting period before such purchases can be made, which may influence the competitive landscape for property acquisitions.

We remain focused on adapting our strategies to align with evolving market conditions, regulatory developments, and investor preferences, while managing the dynamics of the single-family rental market in Washington and other target regions.

ITEM 2. OTHER INFORMATION

On May 7, 2024, the Company engaged DBM McKennon, located at 20321 SW Birch Street, Suite 200, Newport Beach, California 92660, as its independent auditor, replacing Duner & Foote. DBM McKennon served as the auditor for the Company’s 2024 Financial Statements, and the Company anticipates continuing this engagement for 2025.

ITEM 3. FINANCIAL STATEMENTS (UNAUDITED)

The accompanying consolidated financial statements as of June 30, 2025, reflect the Series properties currently held and managed by the Company. During 2025, additional Series properties have been added; however, for the year ended December 31, 2024, only a single Series was held. The 2024 balance for that Series was audited, while all other Series balances for 2024 are presented as zero. The financial information for 2025 is unaudited. As additional Series properties are added, the consolidated financial statements will continue to reflect all Series on a consolidating and consolidated basis.

CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENTS OF FINANCIAL CONDITION

As of June 30, 2025 (unaudited)

	Belfort	Scotlyn	Monarch	Consolidated
Assets:
Cash and cash equivalents	21,043	6,101	—	27,144
Due from related parties	1,071	363	—	1,434
Due from third party property manager	14,692	8,325	(3,210)	19,807
Total current assets	36,806	14,789	(3,210)	48,385
Property held for investment, net	363,981	368,990	215,000	947,971
Total assets	$400,787	$383,779	$211,790	$996,356
Liabilities and Members’ Equity:
Liabilities:
Accrued expenses	3,106	—	—	3,106
Tenant deposits	2,475	2,200	2,175	6,851
Due to related parties	8,012	368,990	215,000	592,002
Other Current Liabilities	—	—	85	85
Total Current liabilities	13,593	371,190	217,260	602,044
Total liabilities	13,593	371,190	217,260	602,044

Members’ Equity:
Members’ capital	409,506	—	—	409,506
Distributions	(28,560)	—	—	(28,560)
Retained Earnings	6,248	12,589	(5,470)	13,367
Total members’ equity	387,194	12,589	(5,470)	394,313
Total liabilities and members’ equity	$400,787	$383,779	$211,790	$996,356

 CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2024 (audited)

	Belfort	Scotlyn	Monarch	Consolidated
Assets:
Cash and cash equivalents	29,173	—	—	29,173
Due from third party property manager	5,212	—	—	5,212
Total current assets	34,385	—	—	34,385
Property held for investment, net	369,462	—	—	369,462
Total assets	$403,847	—	—	$403,847
Liabilities and Members’ Equity:
Current Liabilities:
Accrued expenses	2,598	—	—	2,598
Tenant deposits	2,475	—	—	2,475
Due to related parties	5,903	—	—	5,903
Total Current liabilities	10,976	—	—	10,976
Total liabilities	10,976	—	—	10,976

Members’ Equity:
Members’ capital	409,506	—	—	409,506
Distributions	(18,229)	—	—	(18,229
Retained Earnings	1,594	—	—	1,594
Total members’ equity	$392,871	—	—	$392,8
Total liabilities and members’ equity	$403,847	—	—	$403,847

CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2025 (unaudited)

	Belfort	Scotlyn	Monarch	Consolidated
Revenue:
Rental Income	14,850	13,475	690	29,015
Total Revenue	$14,850	$13,475	$690	$29,015

Operating Expense:
Depreciation	5,482	—	—	5,482
Repairs & maintenance	—	—	4,845	4,845
Insurance	626	—	—	626
Property Management fee	594	425	—	1,019
Related party expenses	2,108	595	85	2,788
Property taxes	1,109	—	—	1,109
Other operating expenses	1,934	2,357	1,230	5,521
Total Operating Expenses	11,853	3,377	6,160	21,390
Income (loss) from operations	2,997	10,098	(5,470)	7,625
Other income	1,657	2,492	—	4,149
Net income (loss)	$4,654	$12,590	$(5,470)	$11,774

 CONCREIT SERIES LLC

AUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENTS OF INCOME

For Fiscal Year December 31, 2024 (audited)

	Belfort	Scotlyn	Monarch	Consolidated
Revenue:
Rental Income	$30,304	—	—	$30,304

Operating Expense:
Depreciation	11,588	—	—	11,588)
Insurance	475	—	—	475
Property Management fee	693	—	—	693
Related party expenses	14,759	—	—	14,759
Property taxes	2,371	—	—	2,371
Other operating expenses	1,581	—	—	1,581
Total Operating expenses	31,467	—	—	31,467
Loss from operations	(1,163)	—	—	(1,163)
Other income	2,757	—	—	2,757
Net income	$1,594	—	—	$1,594

CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2025 (unaudited)

	Belfort	Scotlyn	Monarch	Consolidated
Balance at January 1, 2025	$392,871	—	—	$392,871
Issuance of membership units	—	—	—	—
Offering costs	—	—	—	—
Distributions	(10,331)	—	—	(10,331)
Net income (loss)	4,654	12,589	(5,171)	12,072
Balance at June 30, 2025	$387,194	$12,589	$(5,171)	$394,612

CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENT OF MEMBERS’ EQUITY

For Fiscal Year December 31, 2024 (audited)

	Belfort	Scotlyn	Monarch	Consolidated
Balance at January 1, 2024	—	—	—	—
Issuance of membership units	421,700	—	—	421,700
Offering cost	(12,194)	—	—	(12,194)
Distributions	(18,229)	—	—	(18,229)
Net income (loss)	1,594	—	—	1,594
Balance at December 31, 2025	$392,871	—	—	$392,871

CONCREIT SERIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2025 (unaudited)

	Belfort	Scotlyn	Monarch	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	4,654	12,589	(5,171)	12,072
Adjustments to reconcile net income to net cash used in operating activities:	—	—	—	—
Depreciation	5,481	—	—	5,841
Changes in Operating Assets and Liabilities:
Due from (to) third party property managers	(9,480)	(6,125)	5,086	(10,519)
Due from (to) related parties	(1,070)	(363)	—	(1,433)
Accrued expenses	508	—	—	508
Tenant deposits	—	—	—	—
Net cash provided by operating activities	$93	$6,101	$(85)	$6,109

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property	—	—	—	—

Net cash used in investing activities	—	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related party	2,108	—	85	2,193
Issuance of membership units	—	—	—	—
Offering costs	—	—	—	—
Distributions	(10,331)	—	—	(10,331)
Net cash provided by financing activities	(8,223)	—	85	(8,138)

Net change in cash	(8,130)	6,101	—	(2,029)
Cash at beginning of the year	29,173	—	—	29,173
Cash at end of the year	$21,043	$6,101	—	$27,144

CONCREIT SERIES LLC

STATEMENT OF CASH FLOWS

For Fiscal Year December 31, 2024 (audited)

	Belfort	Scotlyn	Monarch	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,594	—	—	1,594
Adjustments to reconcile net income to net cash used in operating activities:	—	—	—	—
Depreciation	11,588	—	—	11,588
Changes in Operating Assets and Liabilities:
Due from (to) third party property managers	(5,212)	—	—	(5,212)
Accrued expenses	2,598	—	—	2,598
Tenant deposits	2,475	—	—	2,475
Net cash provided by operating activities	$13,043	—	—	$13,043

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property	(381,050)	—	—	(381,050)

Net cash used in investing activities	(381,050)	—	—	(381,050)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related party	5,903	—	—	5,903
Issuance of membership units	421,700	—	—	421,700
Offering costs	(12,194)	—	—	(12,194)
Distributions	(18,229)	—	—	(18,229))
Net cash provided by financing activities	397,180	—	—	397,180

Net change in cash	29,173	—	—	29,173
Cash at beginning of the year	—	—	—	—
Cash at end of the year	$29,173	—	—	$29,173

ITEM 4. NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

Concreit will begin offering units for investment in a specific series upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. Concreit intends to offer the membership interests described herein on a continuous and ongoing basis. Further, the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.

The proceeds received in a Series Offering will be applied in the following order of priority of payment:

1.	Property Acquisition Cost - the actual cost of the Series Property that is paid to the Property seller.

2.	Offering Expenses - includes legal, accounting, escrow, underwriting, filing, and compliance costs related to a Series Offering.

3.	Acquisition Expenses - includes all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development, and acquisition of the Series Property. Each Series will be responsible for its acquisition expenses which it will pay out of the proceeds of its Series Offering.

Going Concern / Management’s Plans – We will rely heavily on financing from the Series Manager for working capital and have only recently commenced operations. These factors raise substantial doubt about the Series’ ability to continue as a going concern. During the next 12 months, the Series intends to fund its operations from the rental income of Series Properties, and expand the portfolio of Series Properties through the and issuance of membership interests. If we are unable to raise the sufficient amount of capital, we may be required to reduce the scope of our plans, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – Concreit maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Concreit considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of June 30, 2025, cash and cash equivalents totaled $27,144.

 Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Concentrations of Credit Risk – Financial instruments which potentially subject Concreit to concentrations of credit risk consist primarily of cash deposits and trust deed notes receivables. Concreit has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. Concreit does not have an operating history. The prior performance of the Manager or its affiliated entities do not predict future results for Concreit. Therefore, no assurance can be given that Concreit will achieve its investment objectives.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, Concreit evaluates its estimates, including those related to the any reserve for losses and contingencies. Concreit bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Risks and Uncertainties – Real estate assets are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the real estate assets will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in members’ equity.

Real Estate Held for Investment – Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings, and improvements – ten (10) to 40 years; furniture, fixtures, and equipment – five (5) to ten (10) years, We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Revenue Recognition – Concreit adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. Concreit determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, a Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Income Taxes – Concreit is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each Series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid. Since the Series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REIT’s. The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recent Accounting Pronouncements – Under Section 107 of the JOBS Act, Concreit is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Series (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Concreit believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to Concreit or (iv) are not expected to have a significant impact on the Series.

NOTE 3 – SERIES PROPERTIES AND EQUIPMENT

This Financial Statements only includes reporting on the financial condition and results of operations as of June 30, 2025 for the Series listed below.

Series	Building	Land	Property Improvements	Totals	Less: Accumulated Depreciation	Property & equipment, net
The Belfort	$318,645	$62,405	$—	$381,050	$17,069	$363,981
The Scotlyn	$308,560	$60,430	$—	$368,990	$—	$368,990
The Monarch	$182,750	$32,250	$—	$215,000	$—	$215,000
	$809,955	$155,085	$—	$965,040	$17,069	$947,971

For the period January 1, 2025 through June 30, 2025 and the period January 1, 2024 through December 31, 2024, depreciation expense was $5,481 and $11,588, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Series is not currently involved with, and does not know of any pending or threatening litigation against the Series.

NOTE 5 – RELATED PARTY TRANSACTIONS

Concreit Inc. is the Manager of Concreit. Mr. Hsieh is the president and CEO of Concreit Series LLC.

Property purchased from the Manger - Concreit Inc., as manager of Concreit Series LLC, engaged in a related party transaction by purchasing a residential property and transferring it at cost to a designated Series LLC. The transaction, executed without markup to align with investor interests, ensuring compliance with SEC disclosure rules for material transactions between affiliated entities. This transfer reflects standard practice for the company’s asset acquisition process, maintaining fiduciary duty through cost-basis pricing and transparent governance protocols.

Due from (to) Related Party – The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. For the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, certain Series owed an aggregate of $602,044 and $5,903, respectively, to the Manager, amounts could relate to the initial funding for certain Series’ property acquisitions. For the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, certain Series repaid the Manager an aggregate of $0 and $402,100, respectively, after the Series’ respective offering closings. Some of these advances are interest-free for short term due to (from) related party and do not have defined repayment terms.

The following is a summary of significant items of compensation that Concreit Inc. realizes from Concreit:

Asset Management Fee – The Manager shall earn an asset management fee equal to an annualized rate of 1% of the capital contributions to the Series. The Asset Management Fee shall be paid out of the net operating income of the Series. Any leverage that is utilized in the Series to acquire Property or otherwise shall not be included in calculating the Asset Management Fee for the Series.

Property Management Fee and Real Estate Commissions - The Manager and/or affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described below. The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manger, in its sole discretion.

Series Property Management Fee - The Manager may retain the services of a third-party property manager who shall be entitled to receive a monthly property management fee for managing a Series’ Property (“Property Management Fee”). The Property Management Fee shall generally be equal to an annualized rate of Eight Percent (8%) of the monthly gross rents received from the Series Property and calculated as an expense within each Series. To the extent that the third-party property manager is paid a fee less than the Eight Percent (8%) charged to a Series, the Manager will receive the difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may manage the Properties itself, at the Manager’s discretion. In certain circumstances the nature of the property management needs may be different from one Series Property to another, such as a Series property being operated a short-term rental, and in these cases the property management fee will be set at a rate that is negotiated with a third- party property manager, which generally ranges anywhere from twenty to forty percent (20% - 40%) of the monthly gross rents received.

Construction Management Fee - The Manager may receive a construction management fee for acting as the general contractor and/or construction manager to construct improvements, supervise and coordinate the project, or provide major repairs or rehabilitations on a property. The Construction Management Fee will depend on the Property and shall generally range from 5% to 15% of the construction cost spent on such Property, including, without limitation, materials and labor expenses, professional fees, and other fees, costs, or expenses, less the purchase price of the Property.

Property Disposition Fee - The Manager may retain the services of an affiliate or a third-party real estate broker to sell a property, and such affiliate or third-party real estate broker shall receive fees at rates customarily charged for similar services by companies engaged in the same or substantially similar activities in the relevant geographical area. Each Series will be charged a “Property Disposition Fee” that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. Such Property Disposition Fees are currently anticipated to range between 6% and 7% of the sale price and shall be considered an expense of the Series. The actual amount of real estate commissions cannot be determined at this time, as these commissions are dependent upon the value of each Series Property.

Offering Expenses and Acquisition Expenses - Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the offer and sale of membership interests associated with the particular Series. Each Series Offering will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of a Series, in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion (and excludes ongoing costs). Each Series will be responsible for all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, and acquisition of the Series Property incurred prior to the Series’ Closing, including real estate commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees, and interest, as applicable. Each Series will reimburse the Manager for Acquisition Expenses actually incurred by the Manager on behalf of a Series in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion. The Acquisition Expenses will be payable from the proceeds of each Series Offering and each Series shall reimburse the Manager for any such Acquisition Expenses advanced by the Manager.

Management Compensation – The following table reflects details of the total fees assessed to Series by the Manager for the period January 1, 2025 through June 30, 2025.

Series	Sourcing fees	Offering expenses	Reimbursement of issuance expense	Asset Management fee	Reimbursement of acquisition expenses	Total
The Belfort	$—	$—	$—	$2,108	$—	$2,108
The Scotlyn	$—	$—	$—	$—	$—	$—
The Monarch	$—	$—	$—	$—	$—	$—
	$—	$—	$—	$2,108	$—	$2,108

NOTE 6 – MEMBERS’ EQUITY

Each Series is managed by Concreit Inc., a Delaware corporation and managing member of the Series. The Manager is authorized to create and issue membership interest as necessary without amendment to the Series operating agreement up to $75,000,000. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, and implementing the Series’ investment strategy. The Manager has unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manger has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distribution or determine that no distributions shall be made, in its sole discretion.

Profits and losses shall be allocated to holders of membership interest in a Series in proportion to their respective ownership of issued membership interests.

Membership Interests – For the period January 1, 2025 through June 30, 2025, the Series did not close on any public offerings.

For the period January 1, 2024 through December 31, 2024, the Series closed on its public offerings for the gross proceeds of $421,700. The following table below outlines each Series:

Series	#of Shares Issued	Gross proceeds from the issuance of membership interests	Issuance expense (0.90%)	Offering expense (2%)
The Belfort	42,170	$421,700	$3,795	$8,399
	42,170	$421,700	$3,795	$8,399

In connection with the purchase of a property, each Series incurred brokerage fees of 0.90 % of gross proceeds, which is typically paid directly to the broker as a deduction from gross proceeds. Additionally, the Manager received the following reimbursements, deducted from the gross proceeds of the offering. For the periods January 1, 2025 through June 30, 2025 and January 1, 2024 through December 31, 2024, the following were reimbursements and fees paid to the Manager:

●	Acquisition Expenses typically 1.2% of gross proceeds, $0 and $5,060, respectively.

●	Sourcing fees: up to 3% of gross proceeds, $0 and $12,651, respectively.

Cash Distributions – There are two general categories of income derived from a Series:

1.	Periodic Cash Flow – This is income that is generally made on a periodic basis with a certain frequency. An example of Periodic Cash Flow may be rental income from a property, and/or other periodic cash flow generated from a property.

2.	Capital Transaction Proceeds - These are transaction-based income derived from a property. Transaction-based income includes, without limitation, the sale, refinance, and/or disposition of a property. In the event of uncertainty or ambiguity as to whether a source of income is categorized as Periodic Cash Flow or Capital Transaction Proceeds, the Manager shall have the sole and absolute discretion to determine such a category. The manner in which income is distributed from a Series will depend on the source of income.

For the periods January 1, 2025 through June 1, 2025 and January 1, 2024 through December 31, 2024, distributions to investors were made by 1, the Belfort, and 1, the Belfort, Series, respectively, totaling $10,331 and $18,229, which were recognized as a reduction of members’ capital.

Redemptions – There is no guarantee that the Series will have sufficient funds to cause the redemption of any membership interests. Therefore, any investment in a Series should be considered illiquid.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, Concreit evaluated subsequent events through September 30, 2025, the date these financial statements were issued.

In June 2024, the Manager established Concreit Series LLC 933 Burlington Avenue Fort Worth TX , a Series of Concreit Series LLC, which closed on the acquisition of a property, with a purchase price of $278,313, and secured a bridge financing in favor of Concreit Inc. in the amount of $281,028. The bridge financing is secured by the Series’ property and is interest only at 4.5%, per annum, with all of the accrued interest due on the maturity date or repayment date. The bridge financing matures in January 1, 2027 with no prepayment penalties .

In June 2025, the Manager established Concreit Series LLC 904 Crimson Wolf Rd Fort Worth TX , a Series of Concreit Series LLC, which closed on the acquisition of a property, with a purchase price of $252,213, and secured a bridge financing in favor of Concreit Inc. in the amount of $252,118. The bridge financing is secured by the Series’ property and is interest only at 4.5%, per annum, with all of the accrued interest due on the maturity date or repayment date. The bridge financing matures in January 1, 2027 with no prepayment penalties .

ITEM 4. EXHIBITS

Exhibit No.	Description

2*	Certificate of Formation
2.1*	Membership Agreement
4*	Subscription Agreement
6*	Cultivate Capital-Dealer Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 30, 2025.

Concreit Series LLC

By:	Concreit Inc, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Series LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Title: Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Series LLC	09/30/2025
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Series LLC	09/30/2025
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Series LLC	09/30/2025